UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50

Form 10-K or Form 10KSB    Form 20-F    Form 11-K
☒ Form 10-Q or Form 10QSB    Form N-SAR    Form N-CSR

For Period Ended: January 31, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I REGISTRANT INFORMATION

L & L Financial Holdings, Inc.
Full Name of Registrant

Royal Coronado Co. Ltd.
Former Name if Applicable

720 Third Avenue Suite# 1611
Address of Principal Executive Office (Street and Number)

Seattle, WA 98104
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Necessary documents regarding the recent acquisition in China (December 2004) need further preperation. See Part IV, No.3 additional disclosure.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Dickson V. Lee, CPA	206	264-8065
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant purchased a 51% equity interest/share of a manufacturing company, Liuzhou City Liuerkong Machinery Co., Ltd (LEK), a limited liability company established and registered in Liuzhou City of south China in Decmeber, 2004. The acquisition is material and will bring in significant, additional revenue, expenses and assets to the company's third quarter (3Q) financial statements. Due to the large size of the acquisition, we need additional time to prepare relevant documentation of the LEK purchase.

L&L Financial Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/17/2005	By:	/s/ Dickson V. Lee
Dickson V. Lee
	Title:	CEO & Director